NEWS RELEASE

For Immediate Release
October 6, 2009

Canwest Releases Projected Capital Expenditures
and Other Financial Information

WINNIPEG – In June 2009, Canwest Global Communications Corp. (“Canwest”) and Canwest Media Inc. (“CMI”) entered into confidentiality, non-disclosure and non-use agreements (the “Confidentiality Agreements”) with certain members of an ad hoc committee of holders of 8% senior subordinated notes of CMI (the “Ad Hoc Committee”) in order to facilitate the discussion of a possible recapitalization transaction.  Pursuant to the Confidentiality Agreements, Canwest disclosed information, including certain non-public information (the “Non-Public Information”) to certain members of the Ad Hoc Committee through the Ad Hoc Committee’s financial and legal advisors.  The Confidentiality Agreements require Canwest to now disclose publicly certain of the Non-Public Information.

Canwest has not made any determination as to which of the Non-Public Information disclosed pursuant to the Confidentiality Agreements may be deemed material to an individual in making an investment decision or for any other purpose.

Canwest does not, as a matter of course, publish its business plans, budgets or strategies or make external projections or forecasts of its anticipated financial position, capital expenditures, capital requirements or results of operations.  The Non-Public Information provided to the Ad Hoc Committee was not prepared with a view to being disclosed publicly and is included in this news release only because such information was made available to the Ad Hoc Committee.  Subject to applicable securities law, Canwest does not intend to or anticipate that it will, and disclaims any obligation to, furnish updated business plans, budgets, strategies, projections or forecasts or similar forward looking information to holders of securities issued by Canwest or to include such information in documents required to be filed with the applicable Canadian securities regulatory authorities or otherwise make such information publicly available.

While presented in this news release with numeric specificity, the projections and certain other forward looking financial information were not, when made, and are not historical facts, but are forward looking statements about the objectives, strategies, financial conditions, results of operations and businesses of Canwest and are subject to important risks, uncertainties and assumptions.  The forward looking statements set out in this news release are based upon Canwest’s reasonable estimates, assumptions and expectations about its business and the markets in which Canwest operates at the time such information was prepared and are subject to significant business, economic, competitive and other uncertainties and contingencies (including those set out under the heading “Risk Factors” contained in Canwest’s Annual Information Form for the year ended August 31, 2008 dated November 24, 2008 and filed by Canwest with the Canadian securities commissions (available on SEDAR at www.sedar.com), as updated in Canwest’s most recent

Management’s Discussion and Analysis for the nine months ended May 31, 2009), many of which are beyond Canwest’s control.

Forward looking statements are subjective in many respects and reflect numerous assumptions by Canwest with respect to future events, economic, competitive and regulatory conditions, financial market conditions and future business decisions, including, but not limited to, the following key assumptions: (i) a successful recapitalization transaction; (ii) no material adverse impact on Canwest’s business on a going forward basis resulting from any recapitalization transaction; (iii) a continuation of business arrangements on substantially the same basis as existed prior to the recapitalization transaction; and (iv) Canwest’s estimates as to the future advertising sales and operating expenses.

The results, estimates, projections, events or other forward looking information predicted in any forward looking statements may differ materially from actual results or events if known or unknown risks, trends or uncertainties affect Canwest’s business, or if Canwest’s estimates or assumptions turn out to be inaccurate.  Some of the above assumptions may not materialize, and results, estimates, projections, events and circumstances occurring subsequent to the date on which the information was prepared may be different from those assumed or may be unanticipated, and thus may affect the forward looking statements in a material manner.  In addition, the information in this news release does not contemplate outcomes where Canwest is unable to complete a recapitalization transaction and pursues alternative options such as a prolonged Companies’ Creditors Arrangement Act (Canada) (“CCAA”) proceeding or a partial or full break-up and sale of its various operations.  Accordingly, it is expected that there will be differences between actual and projected amounts and results, and actual amounts and results may be materially different from those in this news release and there can be no assurance that any projection, estimate or forecast will materialize.

As previously announced on October 6, 2009, Canwest has reached an agreement with the Ad Hoc Committee on the terms of a recapitalization transaction, as more particularly described in Canwest’s news release dated October 6, 2009.

The following is a projection of the cash flows, cash and secured obligations of CMI and the subsidiary credit parties under CMI’s secured credit facility for the expected duration of the CCAA filing(1):

	Projected for the three months ending(2)
(in thousands of Canadian dollars)	November 30, 2009	February 28, 2010
Canadian Television
Receipts	124,691	127,127
Operating disbursements	(150,387)	(123,979)
Capital expenditures	(4,173)	(4,587)

Corporate and Other
Net operating cash flows	(4,643)	(2,901)
Restructuring disbursements	(7,649)	(7,156)
Advance from proceeds from sale of Ten Network Holdings Limited	190,000	-
Financing disbursements	(3,195)	(384)
Total Net Cash Flow	144,644	(11,880)

(1) Cash flows projections reflect the effects of the CCAA filing and, are therefore not comparable to normal course operations.  Cash flow projections are affected by seasonal changes in working capital, which include a substantial use of working capital in the three months ended November 30, 2009.

(2) These cash flow projections are derived from weekly cash flow projections.  The three months ended November 30, 2009 include the period from September 7 to December 6, 2009 and the three months ended February 28, 2010 include the period from December 7, 2009 to February 28, 2010.

	Projected as at
(in thousands of Canadian dollars)	6-Sep-09	6-Dec-09	28-Feb-10
Cash – unrestricted	2,633	23,277	11,397
Cash – restricted	2,500	2,500	2,500

Secured revolving credit facility	19,000	-	-
Secured notes	105,000	-	-

On emergence from a CCAA filing, which is assumed to be on February 28, 2010, Canwest has projected the following cash transactions:

(in thousands of Canadian dollars)
Unrestricted cash as at February 28, 2010	11,397
Equity proceeds	65,000
Repayment of secured intercompany note	(85,000)
Claims	(8,000)
Retention and restructuring	(8,000)
Transaction costs	(10,000)
Emergence financing requirement (cash)	(34,603)
Emergence financing requirement letters of credit	(2,000)
Total emergence financing requirement	(36,603)

Canwest has developed the following financial projections for Canwest Television Limited Partnership and CMI:

(in thousands of Canadian dollars)	Fiscal years ending
	31-Aug-08 Actual	31-Aug-09 Projection	31-Aug-10 Projection	31-Aug-11 Projection	31-Aug-12 Projection	31-Aug-13 Projection
Revenue (1)	670,700	630,000	557,700	565,500	574,000	581,800
Segment operating profit (1)	44,375	34,100	55,700	62,900	65,100	70,300
Restructuring expenses (1) (2)	(10,007)	(10,700)	-	-	-	-
Corporate and other expenses			(11,900)	(9,300)	(9,500)	(9,700)
Minority interest (3)			(3,700)	(4,800)	(5,500)	(6,400)

Other cash flow items:
Canwest Television Limited Partnership Capital Expenditures			(22,303)	(29,900)	(20,800)	(20,800)
Proceeds from sale of property and equipment			-	8,200	-	-
Change in working capital			(17,500)	(11,500)	(5,100)	(4,500)
			300	15,567	24,200	28,900

(1) The Canadian television operating segment of Canwest.  These projections are based on normal course operations and the potential effects of a CCAA filing are not reflected.
(2) Excludes broadcast rights impairment charge and other restructuring costs related to the sale/shut down of E! channels.
(3) Minority share of TVtropolis operating profit.

About Canwest Global Communications Corp.

Canwest Global Communications Corp. (www.canwest.com), (TSX: CGS and CGS.A) is Canada’s largest media company.  In addition to owning the Global Television Network and 23 industry-leading specialty channels, Canwest is Canada’s largest publisher of English language paid daily newspapers and owns and operates more than 80 online properties.

For further information:

Media Contact:
John Douglas, Senior Vice President, Public Affairs
Tel: (204) 953-7737
jdouglas@canwest.com

Investor Contact:
Hugh Harley, Director, Investor Relations
Tel: (204) 953-7731
hharley@canwest.com